NO ACT

DC
PC
3-5-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042787

Received SEC
MAR 14 2008
Washington, DC 20549

March 14, 2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/14/2008

Re: Bristol-Myers Squibb Company
Incoming letter dated March 5, 2008

Dear Ms. Goodman:

This is in response to your letters dated March 5, 2008 and March 10, 2008 concerning the shareholder proposal submitted to Bristol-Myers by Kenneth Steiner. We also have received letters on the proponent's behalf dated March 7, 2008, March 9, 2008, March 10, 2008, March 11, 2008, and March 12, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 20 2008 E
THOMSON
FINANCIAL

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

March 5, 2008

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 11810-00003

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of Kenneth Steiner*
Exchange Act of 1934–Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Bristol-Myers Squibb Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal (the "Proposal") received from Kenneth Steiner (the "Proponent"), naming John Chevedden as his designated representative.

The Proposal recommends that the Company's Board of Directors (the "Board") "adopt cumulative voting." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate applicable state law.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company To Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Morris, Nichols, Arsht & Tunnell LLP, attached hereto as Exhibit B (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate the Delaware General Corporation Law (the "DGCL").

The Proposal is vague as to the method it intends to recommend that the Board "adopt" cumulative voting. As more fully described in the Delaware Law Opinion, insofar as the Proposal intends to recommend that the Board adopt cumulative voting by any method other than an amendment to the Company's Amended and Restated Certificate of Incorporation (the "Certificate"), the Proposal would, if implemented, cause the Company to violate the state law. Specifically, Section 214 of the DGCL provides that a Delaware corporation may provide the corporation's stockholders with cumulative voting rights only through its certificate of incorporation. *See 8 Del. C.* § 214 (stating that "*the certificate of incorporation*" may provide for cumulative voting) (*emphasis added*); *see also The Standard Scale & Supply Corp. v. Chappel*, 141 A. 191 (Del. 1928) (shares voted cumulatively in an election of directors counted on a "straight" basis because the certificate of incorporation did not provide for cumulative voting); *McIlquham v. Feste*, 2001 Del. Ch. LEXIS 139, at *15 (Del. Ch. Nov. 16, 2001) (noting that "because the [defendant company's] certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected").

The Company's Certificate does not provide for cumulative voting with respect to director elections. Consequently, because Delaware law requires that cumulative voting be implemented only in a company's certificate of incorporation, the adoption of cumulative voting would require an amendment to the Certificate. Although the Proposal is vague as to the suggested manner of adoption, insofar as the Proposal intends to recommend that the Board adopt cumulative voting by any method other than an amendment to the Certificate, the Proposal would, if implemented, cause the Company to violate Section 214 of the DGCL. The Staff previously has concurred in the exclusion of a stockholder proposal under Rule 14a-8(i)(2) when the proposal requested that a company's board of directors adopt cumulative voting either as a bylaw or as a long-term policy, rather than as an amendment to the company's certificate of incorporation. *See AT&T, Inc.* (avail. Feb. 7, 2006).

Moreover, as explained more fully in the Delaware Law Opinion, Delaware law requires bilateral action by the board and stockholders to amend a company's certificate of incorporation. Pursuant to Section 242 of the DGCL, in order for a company to amend its certificate of incorporation, the board of directors must first adopt a resolution setting forth the amendment proposed, declare the advisability of the amendment and call a meeting at which the stockholders may vote on the amendment. Second, a majority of the outstanding stock entitled to vote on the amendment and a majority of the outstanding stock of each class entitled to vote on the amendment must affirmatively vote in favor of the amendment to the company's certificate of incorporation. *See 8 Del. C.* § 242(b)(1). As set forth in the Delaware Law Opinion, the Delaware Supreme Court has required strict compliance with this two-step procedure.

The Staff recently has concurred in the exclusion of several stockholder proposals submitted by the Proponent or his representative with identical resolutions recommending that the board of directors of a company incorporated in the state of Delaware "adopt cumulative voting." Specifically, the Staff has granted no-action relief in reliance on Rule 14a-8(i)(2), or Rule 14a-8(i)(2) and Rule 14a-8(i)(6), in each instance noting that "in the opinion of your counsel, implementation of the proposal would cause [the company] to violate state law." *Time Warner Inc.* (avail. Feb. 26, 2008); *Citigroup Inc.* (avail. Feb. 22, 2008); *Boeing Co.* (avail. Feb. 20, 2008); *AT&T, Inc.* (avail. Feb. 19, 2008). The stockholder proposals in these no-action requests, as well as the Proposal, are distinguishable from the cumulative voting stockholder proposal in *Wal-Mart Stores, Inc.* (avail. Mar. 20, 2007), where the Staff did not to concur in the omission of a stockholder proposal requesting that the company's board of directors "take all the steps in their power" to adopt cumulative voting. The Staff has recognized that a proposal requesting a company's board of directors "take all the steps in their power" to amend a certificate of incorporation is distinguishable from a proposal that a board of directors unilaterally adopt cumulative voting or amend a certificate of incorporation. *See The Home Depot, Inc.* (avail. Apr. 4, 2000) (noting that a stockholder proposal calling for the company to reinstate simple majority voting would not be excludable if it was "recast as a recommendation or request that the board of directors *take the steps necessary to implement the proposal*") (*emphasis added*). In contrast to *Wal-Mart*, the Proposal and the proposals cited above recommend that the Board "adopt cumulative voting," which it is not empowered to do under Section 242 of the DGCL.

Accordingly, for the reasons set forth above and as supported by the Delaware Law Opinion, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate applicable state law.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this letter and its attachments and concurrently sent copies of this correspondence to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's Senior Vice President, General Counsel and Secretary, at (212) 546-4260.

Sincerely,

Amy L. Goodman /EAI

Amy L. Goodman

ALG/jlk
Enclosures

cc: Sandra Leung, Bristol-Myers Squibb Company
John Chevedden

100402031_1.DOC

EXHIBIT A

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. James D. Robinson
Chairman
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154

Rule 14a-8 Proposal

Dear Mr. Robinson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

> olmsted7p (at) earthlink.net
> (In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
> PH: 310-371-7872
> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10/27/07
Date

cc: Sandra Leung
Corporate Secretary
Phone: 212 546-4000
PH: 212 546-4260
FX: 212 605-9622

[BMY: Rule 14a-8 Proposal, November 10, 2007]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

This proposal topic won our 47%-support at our 2007 annual meeting. Cumulative voting also won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005 and 55% at GM in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has recommend a yes-vote for proposals on this topic.

Cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting also allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "High Concern" in Board Composition.
  - "High Governance Risk Assessment."
- The Corporate Library said its "D" rating on Bristol Myers is unchanged because after 10-months in the job CEO Mr. Cornelius had described few details of a sorely needed new strategy beyond hinting at cost reductions and a continued emphasis on specialty pharmaceuticals.
- *This suggestd a lack of urgency on the part of the board.*
- Our management omitted text in our 2007 annual proxy without giving the Securities and Exchange Commission the reqruied advance notice.
- Our chairman Mr. Robinson had 31-years director tenure – Independence concern.
- CEO incentive pay was only 40% of total pay.

Additionally:

- We had no shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.
- Plus these directors served on the following 5 boards rated D by The Corporate Library:

1) Mr. Campbell	Dow Jones (DJ)
2) Mr. Robinson	Coca-Cola (KO)
	Novell (NOVL)
3) Mr. Freeh	Fannie Mae (FNM)
4) Ms. Sato	Alnylam Pharm (ALNY)

- Ms. Sato, Mr. Campbell and Mr. Freeh received our highest withhold votes in 2007.

The above concerns shows there is room for improvement and reinforces'the reason to take one step forward now and encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

March 5, 2008

Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters of Delaware law relating to a proposal (the "Proposal") submitted to Bristol-Myers Squibb Company, a Delaware corporation (the "Company"), by Kenneth Steiner for inclusion in the Company's proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders. More specifically, you have asked us whether implementation of the Proposal would cause the Company to violate Delaware law.

I. The Proposal.

The Proposal, if approved by stockholders, would recommend that the board of directors of the Company (the "Board") "adopt cumulative voting." In its entirety, the Proposal reads as follows.

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number [sic] of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single

> candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.[1]

II. Summary.

The Proposal recommends that the Board "adopt cumulative voting." Although the Proposal does not state how the Board should go about "adopting" cumulative voting, if the Proposal intends to recommend that the Board proceed by any method other than an amendment to the Company's amended and restated certificate of incorporation, it is our opinion that the Proposal would, if implemented, violate Delaware law because, as explained in the following section of this letter, cumulative voting may only be provided for in a certificate of incorporation. If the Proposal intends to recommend that the Board unilaterally adopt cumulative voting by amending the Company's amended and restated certificate of incorporation, it is our opinion that the Proposal would, if implemented, violate Delaware law because, as explained in the following section of this letter, an amendment to a certificate of incorporation can only be accomplished by bilateral action of a board and the stockholders of a corporation.

III. Cumulative Voting Must Be Provided For In A Certificate of Incorporation, Which May Only Be Amended By Bilateral Action Of A Board And The Stockholders; The Proposal, Therefore, Cannot Be Validly Effected By The Board Alone.

The Proposal requests that the Board "adopt cumulative voting." Section 214 of the Delaware General Corporation Law (the "DGCL") addresses cumulative voting. That Section provides:

---

[1] A longer supporting statement, not relevant to our opinion, accompanies the proposal.

> *The certificate of incorporation* of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.

8 *Del. C.* § 214 (emphasis added).

As the italicized portion of Section 214 indicates, only a *certificate of incorporation* may permit cumulative voting. The DGCL "contains 48 separate provisions expressly referring to the variation of a statutory rule by charter," including Section 214, and those provisions "make clear that the specific grant of authority in that particular statute is one that can be varied only by charter." *Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837, 844 & 848 (Del. Ch. 2004); *see also The Standard Scale & Supply Corp. v. Chappel*, 141 A. 191, 192 (Del. 1928) (holding that shares voted cumulatively in the election of directors must be counted on a "straight" basis because the corporation's certificate of incorporation did not provide for cumulative voting); *McIlquham v. Feste*, 2001 Del. Ch. LEXIS 139, at *15 (Del. Ch. Nov. 16, 2001) ("Finally, because the MMA certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected."); *Palmer v. Arden-Mayfair, Inc.*, 1978 Del. Ch. LEXIS 699, at *5 (Del. Ch. July 6, 1978) ("In addition, since the certificate of incorporation of Arden-Mayfair does not provide for the election of directors by cumulative voting, its directors are elected by straight ballot."); 2 EDWARD P. WELCH ET AL., FOLK ON THE DELAWARE GENERAL CORPORATION LAW tbl. 2 (5th ed.

2007) (listing Section 214 among DGCL provisions setting forth default rules that are "subject to variation or control by the certificate of incorporation"), *cited in Jones Apparel Group, Inc.*, 883 A.2d at 844; 2 DAVID A. DREXLER ET AL., DELAWARE CORPORATION LAW AND PRACTICE § 25-05, at 25-8 (2006) ("Under Section 214, a corporation may adopt in its certificate of incorporation cumulative voting either at all elections or those held under specified circumstances, but unless the charter so provides, conventional voting is applicable."). Thus, Delaware law is clear that cumulative voting may only be implemented in a certificate of incorporation and, although the Proposal is vague as to the suggested manner of adoption of cumulative voting, insofar as the Proposal intends to recommend that the Board "adopt" cumulative voting by any method other than an amendment to the Company's amended and restated certificate of incorporation, it is our opinion that the Proposal would, if implemented, cause the Company to violate Delaware law.

Moreover, insofar as the Proposal intends to recommend that the Board unilaterally adopt cumulative voting by amendment to the Company's amended and restated certificate of incorporation, it is our opinion that the Proposal would, if implemented, cause the Company to violate Delaware law because the Board cannot adopt such an amendment without stockholder approval. Section 242 of the DGCL requires a two-step process to amend a corporation's certificate of incorporation: *first*, the board of directors must adopt "a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders"; *second*, a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class, must be voted in favor of the amendment. 8 *Del. C.* § 242(b).[2] Only if these two steps are taken in precise order does a corporation have the power to file a certificate of amendment with the office of the Secretary of State of the State of Delaware to effectuate the amendment. The Delaware Supreme Court has emphasized this procedure:

> [I]t is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 *Del. C.* § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor.

Williams v. Geier, 671 A.2d 1368, 1381 (Del. 1996); *see also Gantler v. Stephens*, 2008 Del. Ch. LEXIS 20, at *45 n.81 (Del. Ch. Feb. 14, 2008) ("A board must submit a proposed amendment

---

2 Section 242(b)(1) provides in full as follows.

> (b) Every amendment authorized by subsection (a) of this section shall be made and effected in the following manner:
>
> (1) If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Such special or annual meeting shall be called and held upon notice in accordance with § 222 of this title. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the directors shall deem advisable. At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment. If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 *Del. C.* § 242(b)(1).

of the certificate of incorporation to the shareholders for a vote, and it will not be effective unless 'a majority of the outstanding stock entitled to vote thereon' votes in favor of the amendment."); *Lions Gate Entm't Corp. v. Image Entm't, Inc.*, 2006 Del. Ch. LEXIS 108, at *23-*24 (Del. Ch. June 5, 2006) ("Because the Charter Amendment Provision purports to give the . . . board the power to amend the charter unilaterally without a shareholder vote, it contravenes Delaware law and is invalid."); *Klang v. Smith's Food & Drug Centers, Inc.*, 1997 Del. Ch. LEXIS 73, at *53-*54 (Del. Ch. May 13, 1997) ("Pursuant to 8 *Del. C.* § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect a majority of outstanding stock must vote in its favor.").

IV. Conclusion.

Insofar as the Proposal asks the Board to adopt the Proposal in any manner <u>other than</u> through an amendment of the Company's amended and restated certificate of incorporation, the implementation of the Proposal would cause the Company to violate Delaware law because Delaware law requires that cumulative voting be provided for in a certificate of incorporation. Insofar as the Proposal asks the Board unilaterally to adopt cumulative voting by amendment to the Company's amended and restated certificate of incorporation, the implementation of the Proposal would also cause the Company to violate Delaware law because Delaware law requires that an amendment to a certificate of incorporation be preceded by action of *both* the directors and the stockholders.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

1758230.1

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 7, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Bristol-Myers Squibb Company (BMY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

This responds to the company March 5, 2008 no action request.

It is respectfully requested that the Staff allow an opportunity for rebuttal before it respond to this no action request. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Sandra Leung <sandra.leung@bms.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 7, 2008 p.m.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Bristol-Myers Squibb Company (BMY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

The belated company March 5, 2008 no action request is hasty and incomplete in not addressing the complete text of the proposal.

The text of the proposal states:
"... encourage our board to respond positively to this proposal ..." The company argument fails to address this specific text of the proposal. This text clearly does not ask the board to act on its own. It is also consistent with the company cited "bilateral action" and "two-step" procedure.

The company argument is vague by failing to even claim that any proposal text whatsoever disallows board and shareholder action.

For these reasons, the earlier March 7, 2008 reasons and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Sandra Leung <sandra.leung@bms.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 9, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Bristol-Myers Squibb Company (BMY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

In The Home Depot (April 4, 2000) the words "take the steps necessary to" was permitted by the Staff to be added to a proposal which included the word "recommendation" in the first sentence of the resolved statement. This is to respectfully request that this proposal similarly be allowed to add the words "take the steps necessary to" in this proposal.

This is the text of The Home Depot proposal in 2000:

> **ADOPT SIMPLE-MAJORITY VOTE**
> Reinstate simple majority vote on all issues subject to shareholder vote (a recommendation). Delete Home Depot (HD) requirements for greater than a majority shareholder vote. Also, require that any future super-majority proposal be put to shareholder vote—as a separate resolution.

This is directly from the April 4, 2000 Staff Reply Letter in The Home Depot (bold added):

> There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the entire portion of the proposal under the caption "Resolved" were recast as a recommendation or request that the board of directors **take the steps necessary to** implement the proposal.

The Home Depot January 26, 2000 letter specified the "two-step procedure" at The Home Depot (bold added):

> (1) Article EIGHTH of the Charter requires the affirmative vote of a super-majority of the Company's shares to adopt or authorize certain business combinations, a proposed dissolution of the Company or certain amendments to the Charter. The Proposal, if adopted, would in effect provide for the immediate repeal of Article EIGHTH and the reinstatement

of simple majority vote. This directly conflicts with DGCL Section 242(b)(1), which specifies the procedure by which a certificate of incorporation may be amended. **Section 242(b)(1) of the DGCL requires the board of directors to first "adopt a resolution setting forth the amendment proposed...." Following this action, the board of directors is to "direct[] that the amendment proposed be considered at the next annual meeting of the stockholders." Finally, at the stockholders' meeting, the stockholders entitled to vote cast votes for and against the proposed amendment.**

For these reasons, the reasons in the two March 7, 2008 letters and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

For these reasons, the reasons in the two March 7, 2008 letters and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Sandra Leung <sandra.leung@bms.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Bristol-Myers Squibb Company (BMY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

It is respectfully requested that the Staff allow a shareholder reply to the company March 10, 2008 letter before a Staff Reply Letter is issued.

For these reasons, the reasons in the two March 7, 2008 letters, the March 9, 2008 letter and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Sandra Leung <sandra.leung@bms.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Bristol-Myers Squibb Company (BMY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the untimely company March 5, 2008 no action request (belatedly acknowledged by the company as untimely on March 10, 2008) for a rule 14a-8 proposal that was required to be submitted to the company no later than November 23, 2007 according to the company 2007 definitive proxy (bold added):

> Stockholder proposals relating to our 2008 Annual Meeting of Stockholders must be received by us at our principal executive offices, 345 Park Avenue, New York, New York 10154, attention: Secretary, **no later than November 23, 2007.**

The company has no good reason to file an untimely no action request.

For instance, the company cited Citigroup Inc. (February 22, 2008). The Citigroup no action request in turn cited Burlington Resources Inc.□(February 7, 2003) as an example of the same issue here:

> The Staff has repeatedly employed Rule 14a-8(i)(2) as a basis for exclusion of a proposal, as invalid under Delaware law, calling for unilateral board action to amend a certificate of incorporation.

Yet Bristol-Myers Squibb fails to give a reason why it should be excused from a purported ignorance of and/or sitting on Burlington Resources Inc.□(February 7, 2003) until March 5, 2008.

In other words the company is attempting be excused for ignorance of and/or sitting on a 5 year-old case and then asks to be given a March 17, 2008 turnaround on its untimely no action request.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

RECEIVED
2008 MAR 10 PM 3:11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 10, 2008

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 11810-00003

<u>VIA HAND DELIVERY</u>
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Supplemental Letter Regarding Stockholder Proposal of Kenneth Steiner Represented by John Chevedden Exchange Act of 1934–Rule 14a-8*

Dear Ladies and Gentlemen:

On March 5, 2008, we submitted a letter (the "No-Action Request") on behalf of our client, Bristol-Myers Squibb Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intended to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Kenneth Steiner (the "Proponent"), naming John Chevedden as his designated representative. The Proposal recommends that the Company's Board of Directors "adopt cumulative voting."

The No-Action Request indicated our belief that the Proposal may be excluded pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate applicable state law. We write supplementally to notify the Staff that the Company is planning to finalize and print its 2008 Proxy Materials on March 17, 2008. We acknowledge that this no-action request is being submitted less than 80 calendar days before the Company expects to file its 2008 Proxy Materials on March 24, 2008, and request that the Staff agree to waive the 80-day requirement set forth in Rule 14a-8(j). We believe that the Company has "good cause" for this request based upon new Staff no-action letters relating to proposals with identical resolutions that have only recently become publicly available.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this letter and its attachments and concurrently sent copies of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's Senior Vice President, General Counsel and Secretary, at (212) 546-4260.

Sincerely,

Amy L. Goodman

ALG/jlk

cc: Sandra Leung, Bristol-Myers Squibb Company
John Chevedden

100404453_1.DOC

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Bristol-Myers Squibb Company (BMY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

The no action process on this shareholder proposal topic has been tainted by the practices of Gibson, Dunn & Crutcher in the March 4, 2008 Pfizer no action request regarding a proposal on this same topic.

In the Pfizer no action request the March 6, 2008 no action request supplement arrived for the first time 5-days late from Gibson, Dunn & Crutcher on March 11. This letter had the critical company claim that it was finalizing its proxy materials on March 7, 2007 – only 3-days after its initial no action request. Thus the proponent was blindsided on the urgency of a rebuttal.

Subsequently on March 7, 2008 Pfizer received the no action concurrence requested without the shareholder knowing of such great urgency and before a rebuttal had yet been submitted.

It is an explicit violation of rule 14a-8 to withhold such critical information impacting the timing of a proponent rebuttal. It is also possible that Gibson, Dunn & Crutcher sat on cited-cases like AT&T, Inc. (February 19, 2008) until a 3-day urgency could be claimed.

A company or a firm that violates rule 14a-8 should not be granted a no action concurrence with the added service of an expedited 3-day turnaround.

In other words the blindsiding company no action request is an implicit claim that companies are unequally free to be excused from strict adherence to rule 14a-8.

Now with a Staff Reply Letter obtained under urgency and blindsiding, it is possible that other similar no action requests by Gibson, Dunn & Crutcher will be prejudiced in their consideration – because it will be difficult to unring the bell on Pfizer Inc. (March 7, 2008).

For these reasons, the reasons in the two March 7, 2008 letters, the March 9, 2008 letter, the March 10, 2008 letter and additional reasons to be forwarded, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Chevedden
Proxy for Kenneth Steiner

cc:
Kenneth Steiner

Sandra Leung <sandra.leung@bms.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 12, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Bristol-Myers Squibb Company (BMY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

Attached is the February 20, 2008 company email of the text of the Cumulative Voting rule 14a-8 proposal "as formatted for the Bristol-Myers Squibb 2008 proxy statement." This company formatted proxy text has not been addressed by the Gibson, Dunn & Crutcher no action request.

For this reason, the reasons in the letters dated March 7, 2008 (2), March 9, 2008, March 10, 2008 and March 11, 2008 and additional reasons to be forwarded, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Chevedden
Proxy for Kenneth Steiner

cc:
Kenneth Steiner

Sandra Leung <sandra.leung@bms.com>

------ Forwarded Message
From: Sonia Vora <sonia.vora@bms.com>
Organization: Bristol-Myers Squibb Company
Date: Wed, 20 Feb 2008 18:15:15 -0500
To: olmsted <olmsted7p@earthlink.net>
Subject: Re: Rule 14a-8 proposals (BMY)

Dear Mr. Chevedden,

As requested, attached please find the text of the stockholder proposals on Simple Majority Vote and Cumulative Voting as formatted for the Bristol-Myers Squibb 2008 proxy statement.

I note that the Item 4 heading I propose for grammatical reasons is "Stockholder Proposal on Adoption of Simple Majority Vote". If you prefer "Stockholder Proposal on Adopt Simple Majority Vote" (per the text of the stockholder proposal), please let me know and I will make the change accordingly. As the attached indicates, we will be including the name and address of each stockholder proponent prior to the text of the proposal.

Please let me know if you have any comments or concerns prior to Monday, March 3, 2008.

Regards,
Sonia Vora

olmsted wrote:

>Dear Ms. Vora , Thank you for the rule 14a-8 management position statements.
>Please forward the text of the corresponding rule 14a-8 proposals as it will
>be formatted in the definitive proxy. Thus if some words are inadvertently
>omitted the correction can be made in the least costly manner.
>Sincerely,
>John Chevedden

ITEM 5—STOCKHOLDER PROPOSAL ON CUMULATIVE VOTING

The proponent of this proposal is Kenneth Steiner of 14 Stoner Ave., Great Neck, NY 11021.

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting, shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

This proposal topic won our 47% support at our 2007 annual meeting. Cumulative voting also won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005 and 55% at GM in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has recommend a yes-vote for proposals on this topic.

Cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting also allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm rated our company:

  "D" in Overall Board Effectiveness.
  "High Concern" in Board Composition.
  "High Governance Risk Assessment."

- The Corporate Library said its "D" rating on Bristol-Myers Squibb is unchanged because after 10 months in the job CEO Mr. Cornelius had described few details of a sorely needed new strategy beyond hinting at cost reductions and a continued emphasis on specialty pharmaceuticals.

- This suggested a lack of urgency on the part of the board.

- Our management omitted text in our 2007 annual proxy without giving the Securities and Exchange Commission the required advance notice.

- Our chairman Mr. Robinson had 31 years director tenure – Independence concern.

- CEO incentive pay was only 40% of total pay.

Additionally:

- We had no shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.

- Plus these directors served on the following 5 boards rated D by the Corporate Library:

1)	Mr. Campbell	Dow Jones (DJ)
2)	Mr. Robinson	Coca-Cola (KO)
		Novell (NOVL)
3)	Mr. Freeh	Fannie Mae (FNM)
4)	Ms. Sato	Alnylam Pharm (ALNY)

- Ms. Sato, Mr. Campbell and Mr. Freeh received our highest withhold votes in 2007.

The above concerns shows there is room for improvement and reinforces the reason to take once step forward now and encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 5

March 14, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated March 5, 2008

The proposal recommends that the board adopt cumulative voting.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Bristol-Myers to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We note that Bristol-Myers did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END